Exhibit 1

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2011 Financial Results

Company webcast today at 10AM EST to focus on therapeutic Pipeline Program progress

Tel Aviv, Israel, November 8, 2011 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ending September 30, 2011.

Anat Cohen-Dayag, Ph.D., President and CEO stated, "These are exciting times for Compugen, as we aggressively advance our Pipeline Program, consisting of more than 30 therapeutic candidates; enhance and expand our cutting edge science and predictive models; and engage in active discussions with an increasing number of potential licensees and collaborators. We are particularly pleased with the ongoing progress in the validation and early pre-clinical studies of Compugen-discovered B7/CD28-like proteins and certain other Pipeline Program candidates in the fields of oncology and immunology. We have also begun the validation of two additional discovery platforms based on new approaches and algorithms, which have already predicted several novel immunomodulatory proteins that are about to enter initial product candidate validation studies.”

Dr. Cohen-Dayag continued, “With respect to Compugen’s commercialization activities, in recent months, a significant portion of our business development efforts has involved potential arrangements for a number of promising Compugen therapeutic and diagnostic discoveries not in our main areas of focus. These past discoveries were made in large part during validation activities for our various discovery platforms, and our intent is to have them further developed without the use of additional Compugen resources, but with us sharing in any future revenues. We are now beginning to shift these business development efforts to certain Pipeline Program candidates as they move forward in preclinical related activities, and to discovery on demand type collaborations."

Dr. Cohen-Dayag concluded, “We look forward to sharing news of our achievements in these various areas over the coming months.”

As previously stated, since any revenues in the short-term will likely result primarily from research fees and initial milestones, quarterly results are, and will continue to be, subject to substantial fluctuations due to timing.  No revenues were recorded for either the third quarter of 2011 or the third quarter of 2010. For the nine months ending September 30, 2011, no revenues were reported, compared with $925,000 for the same period in 2010.

The net loss for the most recent quarter was $3.6 million (including a non-cash expense of $587,000 related to stock based compensation), or $0.10 per share, compared with a net loss of $1.6 million (including a non-cash expense of $435,000 related to stock based compensation), or $0.05 per share, for the corresponding quarter of 2010. The increase in net loss for the most recent quarter resulted in large part from increased research and development expenses, net, and the effect of exchange rate changes on our reported financial income (loss), each as more fully described below, and the increase in non-cash expense as stated above.

The net loss for the first nine months of 2011 was $7.7 million (including a non-cash expense of $2.6 million related to stock based compensation), or $0.22 per share, compared with a net loss of $5.2 million (including a non-cash expense of $1.8 million related to stock based compensation), or $0.16 per share, for the same period in 2010. The increase in net loss for the first nine months of 2011 compared with the same period in 2010 is due to the above factors pertaining to the third quarter of 2011 and a $1.3 million one-time non-cash expense charge in the second quarter of 2011 to general and administrative expenses, relating to an extension of the time period to exercise certain previously outstanding and vested options.

Research and development expenses, net were $2.1 million for the third quarter of 2011, compared with $1.2 million for the third quarter of 2010, and remain the Company’s largest expense. The growth in research and development expenses, net for the third quarter of 2011, reflects increasing activities primarily with respect to manufacturing of molecules and payments to independent investigators with respect to evaluation studies of product candidates in the Company’s Pipeline Program, and a decrease in amounts received from governmental grants, which are presented as a reduction of research and development expenses.  Research and development expenses, net were $4.9 million for the first nine months of 2011, compared with $3.7 million for the first nine months of 2010, which amounts are more indicative of the year to year increase than are the results for the third quarters of each of these years.

For the third quarter of 2011, the company recorded a financing loss of $495,000 compared with financing income of $312,000 for the third quarter of 2010, in large part due to exchange rate variations between the US dollar and New Israeli Shekel (“NIS”).  The Company’s cash is maintained in both US dollars and NIS, and therefore the recent decline in value of the NIS against the US dollar reduced the value of our NIS deposits in US dollar terms, which is the currency used for Compugen’s reporting purposes.

As of September 30, 2011, Compugen had $21.7 million in cash and cash equivalents and short-term bank deposits, compared with $26.8 million as of December 31, 2010, after increasing the reported amount at yearend 2010 to reflect the receipt in early 2011 of $5.0 million from a research and development funding arrangement signed in December 2010.  These amounts for 2010 and 2011 do not include the market value of Compugen’s holdings of Evogene shares at such times. With respect to net cash usage for calendar 2011, the Company now expects that such net cash usage will be less than its previous guidance of approximately $10 million.

Conference Call and Webcast Information
The Company will host a live webcast and conference call at 10:00 AM EST on Tuesday, November 8, 2011 to review third quarter 2011 results and to review its therapeutic Pipeline Program.

To access the conference call, please dial 1-888-668-9141 from the US, or +972-3-918-0610 internationally.  The call will also be available via live webcast through Compugen’s website, located at the following link.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-295-2634 from the US or +972-3-925-5921 internationally. The replay will be available through November 11, 2011.
(Tables to follow)

About Compugen
Compugen is a leading therapeutic product candidate discovery company, currently focused on biologics-based therapy to address important unmet needs in the fields of immunology and oncology, either for Compugen or its partners. Unlike traditional high throughput trial and error experimental based drug candidate discovery, Compugen’s discovery efforts are based on systematic and continuously improving in silico (by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in its Pipeline Program to the pre-IND stage. Compugen’s in silico predictive models utilize a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities.  The Company’s business model primarily involves collaborations covering the further development and commercialization of Compugen-discovered product candidates and various forms of “discovery on demand” arrangements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN.TA), to utilize certain of the Company's in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-525-989892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011 Unaudited	2010 Unaudited	2011 Unaudited	2010 Unaudited

Revenues	-	-	-	925
Cost of revenues	-	-	-	198
Gross profit	-	-	-	727
Research and development expenses, net	2,112	1,225	4,924	3,675
Marketing and business development expenses	198	168	496	535
General and administrative expenses	797	530	3,489	2,095
Total operating expenses	3,107	1,923	8,909	6,305

Operating loss	(3,107)	(1,923)	(8,909)	(5,578)
Financing income (loss), net	(495)	312	1,017	352
Other income, net	-	37	240	37
Net loss	(3,602)	(1,574)	(7,652)	(5,189)
Basic and diluted net loss per ordinary share	(0.10)	(0.05)	(0.22)	(0.16)
Weighted average number of ordinary shares outstanding	34,317,515	33,310,959	34,219,308	33,199,059

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2011	December 31, 2010
	Unaudited	Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	21,665	21,824
Restricted cash	94	684
Trade receivables	-	21
Accounts receivable and prepaid expenses	540	548
Receivables from funding arrangement	-	5,000
Total current assets	22,299	28,077

Long-term investments
Investment in Evogene	4,135	6,227
Long-term prepaid expenses	46	64
Severance pay fund	1,513	1,510
Total long-term investments	5,694	7,801

Property and equipment, net	528	580
Total assets	28,521	36,458

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,376	2,441
Total current liabilities	1,376	2,441

Long-term liabilities
Research and development funding arrangement	3,244	4,037
Accrued severance pay	1,700	1,695
Total long-term liabilities	4,944	5,732

Total shareholders’ equity	22,201	28,285
Total liabilities and shareholders’ equity	28,521	36,458